UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          INTERNET PICTURES CORPORATION
                           ----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                           ----------------------------
                         (Title of Class of Securities)

                                    46059S200
                           ----------------------------
                                 (CUSIP Number)

                                   David Wilds
                           138 Second Ave., Suite 200
                               Nashville, TN 37201
                                  615-370-0056
                           ----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 25, 2002
                           ----------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 46059S200                                            Page 2 of 4 pages

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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).

         First Avenue Partners, L.P.

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2.       Check the Appropriate Box if a Member of a Group:
         (a)
         (b)      X

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3.       SEC Use Only

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4.       Source of Funds:  WC

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e):

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6.       Citizenship or Place of Organization:  Tennessee

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                  7.      Sole Voting Power:  1,611,312(1)

Number of         --------------------------------------------------------------
Shares
Beneficially      8.      Shared Voting Power: 0
Owned by
Each              --------------------------------------------------------------
Reporting
Person With       9.      Sole Dispositive Power:  1,611,312(1)
                  --------------------------------------------------------------

                  10.     Shared Dispositive Power:  0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,611,312

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

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13.      Percent of Class Represented by Amount in Row (11):  19.2(2)

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14.      Type of Reporting Person:  PN

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(1)  Consists of shares of Common  Stock  issuable  upon  conversion  of 175,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is initially convertible into 9.2075 shares of Common Stock (subject to adjustment
- See Item 4). The Series B Preferred Stock votes on an as-converted basis with the Common Stock.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The reporting persons actual voting interest is 9.5% because all shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock.


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CUSIP No. 46059S200                                            Page 3 of 4 pages


ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock") of Internet Pictures Corporation, a
Delaware corporation (the "Company") and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on October 5, 2001. The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, California 94503, telephone: (925) 242-4000. Unless otherwise indicated, all capitalized terms have the meaning given to them in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

Paragraph 16 of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

The Company's amended certificate of designation setting forth the rights and privileges of the Series B Preferred Stock (the "Certificate of Designation") provides, in pertinent part, that the shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock (subject to certain class vote matters). The Series B Preferred Stock accrues dividends at 8% per annum and has a liquidation preference of $20 per share plus all accrued and unpaid dividends (as adjusted for any stock dividends, stock splits, combinations, recapitalizations or other similar corporate events). The Series B Preferred Stock is initially convertible into Common Stock at a conversion price of $2.50 (the "Conversion Price") per share (or eight shares of Common Stock per share of Series B Preferred Stock). The Conversion Price is subject to adjustment for stock splits, stock dividends, combinations, recapitalizations and other similar corporate events. Additionally, the Series B Preferred Stock contains a reset feature (the "Reset Feature") that would result in a one-time reduction of the Conversion Price if the average daily trading price of the Common Stock for the twenty days prior to the 180th day after the Third Closing (the "Average Trading Price") is below $2.50. If the Reset Feature is triggered, the Conversion Price will be reset to the greater of the Average Trading Price or $2.00. On March 25, 2002 (the 180 day anniversary of the Third Closing), the Average Trading Price was calculated to be $2.17. As a result, the Reset Feature was triggered, resulting in a reduction in the Conversion Price to $2.17 per share. The triggering of the Reset Feature increases the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock to 9.2075. The Conversion Price is also subject to a weighted-average antidilution adjustment in the event that the Company sells shares of Common Stock (or securities convertible into, or exercisable or exchangeable for Common Stock) at a price less than the Conversion Price, subject to certain exceptions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

First Avenue is deemed to be the beneficial owner of 1,611,312 shares of Common Stock. These shares, based on the capitalization of the Company as of April 15, 2002, as reported by the Company in its Form 10Q filed on May 14, 2002 constitute 19.2% of the Common Stock. However, the Filing Person's actual voting interest is 9.5% because all shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock.

Other than the transactions described above, no transactions in the Common Stock of the Company have been effected by First Avenue or GP during the past 60 days.

To the knowledge of First Avenue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.



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 CUSIP No. 46059S200                                           Page 4 of 4 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 17, 2002


                                  FIRST AVENUE PARTNERS, L.P.

                                  By: Front Street, LLC,
                                      its general partner


                                  By: /s/ David M. Wilds, Member
                                      --------------------------
                                       David M. Wilds, Member